Exhibit 99.1

Borr Drilling Limited – Announces Launch of Senior Secured Notes Offering

Hamilton, Bermuda, May 26, 2026 – Borr Drilling Limited (NYSE and OSE: BORR) (“Borr Drilling” or the “Company”) announced today that its wholly owned subsidiary, Borr IHC Limited, and its direct subsidiary Borr Finance LLC intend to offer, subject to market conditions, $1,600,000,000 in aggregate principal amount of senior secured notes due 2032 and 2034 (the “Notes”). The Notes will be guaranteed by the Company and certain of its subsidiaries and will be secured on a senior basis by most of the rigs and certain other assets of the Company and the subsidiary guarantors.

The proceeds from the Notes are intended to be used by the Company, together with cash on hand, to repurchase, redeem or otherwise refinance in full its outstanding 10.000% Senior Secured Notes due 2028 and up to $447.3 million in aggregate original principal amount of its outstanding 10.375% Senior Secured Notes due 2030 (representing $393.0 million in aggregate principal amount outstanding after giving effect to amortization payments) (including pursuant to the concurrent tender offer) and to pay fees and expenses related to the Notes offering and the concurrent tender offer.

Pricing of the Notes offering is expected on or about May 28, 2026.

The settlement of the tender offer is subject to certain conditions, including the pricing and settlement of the Notes offering.

This press release is for information purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to purchase or subscribe for securities, nor will there be any sale of the securities in any jurisdiction in which, or to any persons to whom, such offer, solicitation or sale would be unlawful. The securities referred to herein have not been and will not be registered under the Securities Act of 1933 or applicable state securities laws, and may not be offered or sold in the United States or to U.S. persons (other than distributors) unless such securities are registered under the Securities Act of 1933, or an exemption from the registration requirements of that act is available.

About Borr Drilling
Borr Drilling Limited is an international drilling contractor incorporated in Bermuda in 2016 and listed on the New York Stock Exchange since July 31, 2019 and on Euronext Oslo Bors since May 21, 2026 under the ticker “BORR.” The Company owns and operates jack-up rigs of modern and high specification designs and provides services focused on the shallow-water segment to the offshore oil and gas industry worldwide. Please visit our website at www.borrdrilling.com.

Forward-Looking Statements
This press release and related discussions include forward-looking statements made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements do not reflect historical facts and may be identified by words such as “anticipate”, “believe”, “continue”, “estimate”, “expect”, “intends”, “may”, “should”, “will”, “ensure”, “likely”, “aim”, “plan”, “guidance” and similar expressions and include statements regarding the proposed offering of secured notes, the expected terms thereof and intended use of proceeds, including statements about the concurrent tender offer and other non-historical statements. Such forward-looking statements are subject to risks, uncertainties, contingencies and other factors that could cause actual events to differ materially from the expectations expressed or implied by the forward-looking statements included herein, including risks related to the planned offering of secured notes and the use of proceeds, including the concurrent note tender offer, and other risks and uncertainties, including those described in our most recent annual report on Form 20-F for the year ended December 31, 2025 and our other filings with the Securities and Exchange Commission. Such risks, uncertainties, contingencies and other factors could cause actual events to differ materially from the expectations expressed or implied by the forward-looking statements included herein. These forward-looking statements are made only as of the date of this release. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

This information is considered to be inside information pursuant to the EU Market Abuse Regulation and was published by Benjamin Wiseman, Senior Manager of Corporate Finance and Investor Relations in the Company, on the date and time provided herein.

The Board of Directors
Borr Drilling Limited
Hamilton, Bermuda

Questions should be directed to: Magnus Vaaler, CFO, +44 1224 289208